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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                     Energy & Engine Technology Corporation
---------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.001 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 29267 D 10 8
---------------------------------------------------------------------------
                                (CUSIP Number)

                                 June 30, 2003
---------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[   ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[   ] Rule 13d-1(d)


CUSIP No.  29267 D 10 8
           ..............................

  1.  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Ivan Blinoff
      ......................................................................

  2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
          ..................................................................
      (b)
          ..................................................................

  3.  SEC Use Only .........................................................

  4.  Citizenship or Place of Organization   United States
                                           .................................

Number of Shares Beneficially Owned by Each Reporting Person With

  5.  Sole Voting Power     3,572,117
                        ....................................................

  6.  Shared Voting Power
                          ..................................................

  7.  Sole Dispositive Power     3,572,117
                             ...............................................

  8.  Shared Dispositive Power
                               .............................................

  9.  Aggregate Amount Beneficially Owned by Each Reporting Person 3,572,117
                                                                   .........

 10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                         ...................................................

 11.  Percent of Class Represented by Amount in Row (9)      12.41
                                                        ....................

 12.  Type of Reporting Person (See Instructions)           IN
	                                            ..........................

	......................................................................

      ......................................................................

      ......................................................................

Item 1.
     (a)  Name of Issuer
               Energy & Engine Technology Corporation

     (b)  Address of Issuer's Principal Executive Offices
	         5308 West Plano Parkway
               Plano, Texas  75093

Item 2.
     (a)  Name of Person Filing
               Ivan Blinoff

     (b) Address of Principal Business Office or, if none, Residence 32 Davies Street, Flat 14
               London, WID4ND UK

     (c)  Citizenship
               United States

     (d)  Title of Class of Securities
               Common Stock, par value $0.001 per share

     (e)  CUSIP Number
               29267 D 10 8

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a)  [   ] Broker or dealer registered under section 15 of the Act
                (15 U.S.C. 78o).
     (b)  [   ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                78c).
     (c)  [   ] Insurance company as defined in section 3(a)(19) of the
                Act (15 U.S.C. 78c).
     (d)  [   ] Investment company registered under section 8 of the
                Investment Company Act of 1940 (15 U.S.C 80a-8).
     (e)  [   ] An investment adviser in accordance with section 240.13d-
                1(b)(1)(ii)(E);
     (f)  [   ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
     (g)  [   ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
     (h)  [   ] A savings associations as defined in Section 3(b) of the
                Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i)  [   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j)  [   ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a)  Amount beneficially owned:  3,572,117.
                                      ---------
     (b)  Percent of class:   12.41%.
                              -----
     (c)  Number of shares as to which the person has:
          (i)  Sole power to vote or to direct the vote  3,572,117.
                                                         ---------
          (ii) Shared power to vote or to direct the vote.
                                                          --------
          (iii) Sole power to dispose or to direct the disposition of
                                             3,572,117.
                                             ---------
          (iv) Shared power to dispose or to direct the disposition of.
                                                                       ----

Instruction. For computations regarding securities which represent a right to acquire an underlying security see section 240.13d3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [   ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
            N/A

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
            N/A

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.  Identification and Classification of Members of the Group
            N/A

If a group has filed this schedule pursuant to section 240.13d-1(b)(1)
(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to section 240.13d-1(c) or section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of Group
            N/A

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.  Certification
     (a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      ----------------------------------
                                                     Date

                                      ----------------------------------
                                                   Signature

                                      ----------------------------------
                                                  Name/Title


Attention:	Intentional misstatements or omissions of fact constitute
Federal criminal violations  (See 18 U.S.C. 1001)